Signing Day Sports, Inc.

8355 East Hartford Rd., Suite 100

Scottsdale, AZ 85260

January 25, 2023

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Inessa Kessman

Robert Littlepage

Charli Gibbs-Tabler

Jan Woo

Re:	Signing Day Sports, Inc.

Draft Registration Statement on Form S-1

Submitted November 8, 2022

CIK No. 0001898474

Ladies and Gentlemen:

We hereby submit the responses of Signing Day Sports, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated December 7, 2022, providing the Staff’s comments with respect to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Draft Registration Statement on Form S-1 submitted November 8, 2022

Prospectus Summary
Our Historical Performance, page 1

1.	Please disclose that your auditors have expressed substantial doubt about your ability to continue as a going concern.

Response: We have revised the Registration Statement as requested by the Staff.

2.	Please disclose that upon the consummation of this offering, you will grant options to certain employees and officers to purchase shares of common stock. State the number of options and the persons to whom you will grant options.

Response: We have revised the Registration Statement to remove the previously bracketed references to an intention to grant stock options to current employees and officers. We have determined that the grants of stock options that have been made and which are disclosed in the Registration Statement will adequately incentivize our employees and officers. If the Company agrees to grant additional options or the number granted otherwise changes, the Registration Statement will be revised accordingly.

Our Corporate History and Structure, page 6

3.	Tell us and disclose in your financial statements how you accounted for the July 11, 2022 Agreement and Plan of Merger between SDS LLC - AZ, SDSF LLC, SDSB LLC, and SDS Inc. - DE (the “Merger Agreement”).

Response: As disclosed in the Registration Statement, prior to the date of the Merger Agreement and in anticipation of the launch of the Company’s football and baseball technology platforms, Signing Day Sports, LLC, an Arizona limited liability company (“SDS LLC – AZ”), formed two subsidiaries, Signing Day Sports Football, LLC, an Arizona limited liability company (“SDSF LLC”), and Signing Day Sports Baseball, LLC, an Arizona limited liability company (“SDSB LLC”). Subsequent to their formation and up until the date of the Merger Agreement, there were no assets, liabilities, revenues, costs, or expenses associated with each of SDSF LLC and SDSB LLC, including any assets, liabilities, revenues, costs, or expenses associated with either SDSF LLC or SDSB LLC’s operations or cost of service. Each of SDSF LLC and SDSB LLC was therefore a wholly-owned inactive subsidiary of SDS LLC – AZ. On the date of the Merger Agreement, each of SDS LLC - AZ, SDSF LLC, and SDSB LLC merged with and into Signing Day Sports, Inc., a Delaware corporation.

Note 9 to the financial statements included with the Registration Statement, as revised, discloses the accounting for the Merger Agreement as a recapitalization.

4.	In your discussion regarding the July 11, 2022 Merger Agreement you mention “claims related to certain simple agreements for future equity and convertible notes.” Please disclose detailed information about these simple agreements for future equity and convertible notes.

Response: We have revised the disclosure to state that the releases of claims under the Settlement Agreement and Releases between the Company and each of Dennis Gile, Dorsey Family Holdings, LLC, Joshua A. Donaldson Revocable Trust, and Zone Right, LLC (the “Settlement Agreements”), are subject to certain specific exceptions for claims under certain separate agreements or instruments, including rights under one convertible note held by Zone Right, LLC, and that a further description of the Settlement Agreements, including the terms of the convertible note held by Zone Right, LLC and other rights subject to exceptions referenced in the Settlement Agreements, is described under “Certain Relationships and Related Party Transactions – Transactions With Related Persons” in the Registration Statement. Although Settlement Agreements between the Company and certain parties were subject to rights under certain simple agreements for future equity (“SAFEs”), all of the Company’s SAFEs have been cancelled and exchanged for shares of common stock, as described under “Description of Securities – SAFEs – SAFE Cancellations and Exchanges”.

Summary of Risk Factors, page 9

5.	We note that your officers and directors currently hold 59.2% of the outstanding shares, including your Chief Executive Officer who holds 35% of the outstanding shares. Clearly disclose in the prospectus summary and risk factor section that that your executive officers and directors will be able to exercise significant influence over all matters requiring shareholder approval following the offering and disclose their percentage of voting power.

Response: We have revised the Registration Statement as requested by the Staff.

Risk Factors, page 11

6.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: We have revised the Registration Statement as requested by the Staff.

7.	Please revise your disclosure that your business, financial condition and results of operations could be materially adversely affected by the evolving situation related to COVID-19. Revise to specifically discuss the impact that the COVID-19 pandemic has had on your business to date, rather than presenting the impacts as hypothetical. Please quantify the impact on your revenues and any COVID-related costs incurred.

Response: We respectfully inform the Staff that we do not believe that the COVID-19 pandemic has had a significant adverse impact on the Company’s business to date. As described under “Business – Market for Recruiting Services”, the ongoing COVID-19 global pandemic has increased both the need for, and familiarity with, remote interactions. As a result of the COVID-19 pandemic, the Company believes that its business can generate more revenues, at little or no additional cost, from more customers as a result of their search for alternatives to in-person recruiting events. Therefore, we do not believe that the COVID-19 pandemic has had an adverse impact on the Company’s business to date, or on the Company’s revenues or expenses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 34

8.	You state that the increase in revenues in 2021 was due to an increase in customers and the increase in general and administrative expenses was due to an increase in operations. Please discuss the underlying factors that caused the increase in each of these line items. To the extent material, disclose the total number of customers for each period presented and separately disclose the number of customers who use the free trial model versus the number of paying customers. Refer to Item 303(a)(3) of Regulation S-K and SEC Release 33-8350.

Response: It is expected that the revenues and general and administrative expenses for 2021 will not be compared to prior-period information in the initial publicly-filed Registration Statement, and therefore are not required to be included in the Registration Statement in accordance with Securities Act Forms Compliance and Disclosure Interpretations Question 101.04.

Business

Marketing and Sponsorship Agreements, page 56

9.	We note that under your sponsorship agreement with Goat Farm Sports, you indicate that you will have access to athlete data. Please explain the nature of the data collected under this agreement or other agreements and how athlete data is used or intended to be used in your business. Include appropriate risk factor disclosure detailing the risks and challenges of managing and safeguarding information regarding minors.

Response: We have revised the Registration Statement as requested by the Staff.

Report of Independent Registered Public Accounting Firm, page F-2

10.	We note that your independent accounting firm issued an audit report after it withdrew registration from the PCAOB. Please provide an audit report issued by a firm registered with the PCAOB at the time of issuance.

Response: As requested by the Staff, we have revised the Registration Statement to include an audit report issued by Marcum LLP, a firm registered with the Public Company Accounting Oversight Board at the time of issuance (PCAOB ID: 688).

Consolidated Balance Sheets as of December 31, 2021 and 2020, page F-4

11.	Please disclose the name of the company audited at the top of each financial statement included in the filing. As currently presented, it is not clear if the audit report relates to the correct financial statements. We refer to guidance in Item 3 of Regulation S-X.

Response: We have revised the financial statements included with the Registration Statement as requested by the Staff.

Consolidated Statements of Operations, page F-5

12.	Please present cost of revenue in accordance with Item 5-03 of Regulation S-X.

Response: As requested by the Staff, we have revised the consolidated statement of operations included with the Registration Statement to present cost of revenue in accordance with Item 5-03 of Regulation S-X and have made related revisions throughout the Registration Statement.

Note 1 - Principal Business Activity and Significant Accounting Policies
Internally Developed Software, page F-9

13.	Please explain in more detail your statement that, “It is at least reasonably possible that the estimate of recoverability will change in the near term.” Disclose in your critical account estimates if internally developed software is at risk of impairment.

Response: The Company reviewed the guidance in ASC 275-10-50 and particularly ASC 275-10-50-6, and determined that the criteria under this guidance does not require the statement quoted by the Staff to be included in the notes to the financial statements included with the Registration Statement or related disclosure in the Registration Statement. Accordingly, this statement has been removed.

Note 12 - Subsequent Events, page F-17

14.	We note that in September 2022, 1,385,500 stock options were granted. Please provide us an analysis that includes the date and amount of each stock option granted along with estimated fair value of the underlying shares of common stock. Reconcile and explain the differences between the fair values determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions with the valuation methodologies employed that explain the changes in fair value of your common stock up to the filing of the registration statement. Continue to provide us with updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.

Response: On September 9, 2022, 550,000 stock options were granted to employees and a newly-appointed independent director. On September 28, 2022, 835,000 stock options were granted to the Company’s directors and officers as stock-based compensation for work performed and expected future services. The valuation of the shares of common stock underlying the stock options was modified to $0.62 per share pursuant to resolutions adopted by the Company’s board of directors on October 18, 2022.  The valuation was determined using the optional conversion price of the most recent convertible note offering that was being conducted at the time of the stock option grants.

At this time, we have not determined the midpoint of the offering range of the initial public offering.  We will provide the requested reconciliation at the time that the midpoint of the offering range of the initial public offering has been determined with a subsequent amendment to the Registration Statement prior to the effectiveness of the Registration Statement.

We will also provide the Staff with updates to the above analysis and analysis of any other applicable equity-related transactions through the effectiveness date of the Registration Statement.

General

15.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and confirms that there have not been, and does not expect to present, any such written communications with potential investors.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (602) 481-7440 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Signing Day Sports, Inc.

By:	/s/ Daniel D. Nelson
Daniel D. Nelson
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.